June 28, 2010

Via EDGAR (Correspondence) and Courier

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2009
File Number 333-82318

Dear Mr. Rosenberg,

By letter dated June 2, 2010, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our Annual Report (the “2009 Annual Report”) incorporated by reference into our Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”). In response to your comments and on behalf of Novo Nordisk A/S (“we” or the “Company”), I have provided responses to those comments and supplementary information as indicated below. For ease of reference, we have repeated your comments prior to our responses.

I. Item 5. Operating and Financial Review and Prospects, page 10

SEC Comment #1:

You disclose on page 7 that the company anticipates that the expiration of certain patents could impact sales within the next five years. In addition, on page 41 of the 2009 Annual Report you disclose that the introduction of lower-priced, biosimilar products could potentially result in a significant reduction in net sales. Please revise your disclosure to discuss in quantitative and qualitative terms, the impact that expirations of each of the following materially important patents have had and will have on your results of operations and liquidity in the periods presented and in future periods:

•
The patent for NovoNorm which expired in Europe in 2009 and had already expired in the US and Japan. You disclose on page 4 of the Annual Report that “we are potentially facing the impact of patent expiration of our only oral antidiabetic drug, NovoNorm/Prandin in the US and EU during 2010 which is likely to impact sales growth.”

•	The patent for NovoSeven which will expire in Europe between 2010 and 2011, in the US in 2010 and has already expired in Japan.

•	The patent for NovoRapid which expires in Japan in 2010, Europe in 2011 and the US in 2014.

Our response

In response to the Staff’s comment, set out below is a discussion of the impact that expirations of NovoNorm®/Prandin®, NovoSeven® and NovoRapid® patents have had and we expect will have on our results of operations in future periods. We confirm that the expiry of the NovoNorm®/Prandin®, NovoSeven® and NovoRapid® patents in any jurisdiction, individually or in the aggregate, have not had, and we believe in the future will not have, a material adverse impact on our Group results of operations and liquidity due to our Group operating cash flows from other products and access to working capital facilities.

We will ensure that our description in Item 4.B.6 of our 2010 Form 20-F and future filings is expanded correspondingly taking into account present market risks from biosimilar competition. The description will be included in our 2010 Annual Report incorporated by reference into our 2010 Form 20-F or directly in our description in Item 4.B.6 of our 2010 Form 20-F.

NovoNorm®/Prandin®

In Item 4 of the Business overview section of the 2009 Form 20-F, we have stated the following regarding NovoNorm®/Prandin®: “Sales of NovoNorm®/Prandin®, an oral antidiabetic drug, may increasingly become exposed to generic competition as the original drug substance patent has expired.”

In 2009, the total sales of NovoNorm®/Prandin® were DKK 2,652 million with a geographical split as follows:

•	North America: 38%
•	Europe: 35%
•	International Operations: 27%

In Europe, generic copies were first introduced in Germany in January 2010 and it is expected that other European countries will see introductions of generic copies during 2010 and 2011. We expect that this generic competition will significantly reduce European sales of NovoNorm®, and we expect that on a country by country basis, most of such reduction will occur in the first 12 months following the introduction of generic competition.

In the US, we hold a patent with claims directed toward the treatment of type 2 diabetes with a combination of repaglinide (Prandin®) and metformin. We believe generic versions of Prandin® are likely to infringe this patent. Our patent, which expires in 2018, is currently being challenged through legal proceedings, and we anticipate that a ruling might be made in the second half of 2010. Following any introduction of generic repaglinide in the US, we would expect that Prandin® sales would decline significantly in light of past experience which shows that branded tablet-based therapies have lost the majority of sales within the first 12 months following the introduction of generic competition.

The substantial majority of NovoNorm® sales in International Operations are made in China, where NovoNorm® has been exposed to generic competition for several years without significantly impacting our sales in China. Therefore, we do not believe that we will experience a significant decline in NovoNorm® sales in International Operations due to generic competition.

NovoSeven®

In Item 4 of the Business overview section of the 2009 Form 20-F, we have stated the following regarding NovoSeven®: “NovoSeven® sales are patent protected until November 2010 in the U.S. and until 2011 in Europe.”

The total sales of NovoSeven® during 2009 were DKK 7,072 million with a geographical split as follows:

•	North America: 48%
•	Europe: 31%
•	International Operations: 16%
•	Japan & Oceania: 5%

We believe that the expiry of the compound patent will have an insignificant impact on sales of NovoSeven® for the following reasons.

The active ingredient in NovoSeven® is a complex molecule, recombinant factor VIIa (rFVIIa). As a coagulation factor, the molecule is a complex protein as determined by its molecular weight and posttranslational modifications including glycosylated forms. We believe these characteristics make it difficult to develop a version that could be shown to be analytically highly similar and have similar safety and efficacy as established for NovoSeven®.

The Health Care Reform recently passed in USA includes the establishment of a regulatory pathway for approving biosimilar versions of originator proteins. Therefore, in the future, a biosimilar version of rFVIIa could be submitted to the FDA as a Biologics License Application (“BLA”) under 351(k) of the Public Health Service Act and be approved if it fulfils the requirements that the product is “biosimilar” to its reference product and there are no clinically meaningful differences between the products in terms of safety, purity and potency. In Europe, guidelines for development of biosimilar products have been available since late 2005; however, these guidelines to date do not apply to coagulation factors because of their complexity. Japan also has implemented a guideline for biosimilar products with requirements similar to those established in the EU. In International Operations, a clinical trial has been initiated to investigate an rFVIIa product in our market. To date a very limited pharmacokinetic (“PK”) part (five patients) of this study has completed. There is no information available to assess if this study could fulfill US FDA requirements. The product has been approved in Russia based on chemical data and very limited PK data only; no clinical safety and efficacy data was submitted for this approval. Approval of rFVIIa products in other parts of the world without significant clinical safety and efficacy data is not expected. As such, we believe that expiry of our compound patent for NovoSeven® will have an insignificant impact on sales, results of operations and liquidity in all geographical segments.

NovoRapid®

In Item 4 of the Business overview section of the 2009 Form 20-F, we have stated the following regarding NovoLog®/NovoRapid®: “In the U.S., the key patents covering the modern insulins expire in 2014, 2014 and 2019 for NovoLog®, NovoLog Mix® and Levemir®, respectively. In Europe key patents for NovoRapid®, NovoMix® and Levemir® expire in 2011, 2014 and 2018, respectively. In Japan these patents expire in December 2010, 2014 and 2019, respectively. In addition, NovoLog®/NovoRapid® are covered by a formulation patent in these markets until 2017.”

The total sales of NovoLog®/NovoRapid® during 2009 were DKK 9,749 million with a geographical split as follows:

•	North America: 53%
•	Europe: 31%
•	Japan & Oceania: 10%
•	International Operations: 6%

In the US, “biosimilar” versions of insulin analogues can be approved via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act will be applicable. In the EU, a biosimilar pathway and guidelines are available covering insulins, and the guideline issued in Japan would also be relevant for insulins. However, we believe that the formulation patent for NovoLog®/NovoRapid® makes it very challenging to develop a biosimilar version of this compound without infringing Novo Nordisk intellectual property. Therefore, we believe that the eventual expiry of our NovoLog®/NovoRapid® patents will have an insignificant impact on sales, results of operations and liquidity in all geographical segments.

II. Research and Development, Patents, Licenses, Etc., page 12

SEC Comment #2:

For each of the projects discussed on pages 16 and 17 of the 2009 Annual Report that you deem significant, please revise to disclose the following:

•	The research and development costs incurred during each period presented and total costs incurred to date;
•	The nature, timing and estimated costs of the efforts necessary to complete the project;
•	The anticipated completion dates;
•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and
•	The period in which material net cash inflows from significant projects are expected to commence.

Please disclose your criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by segment (i.e. diabetes care, biopharmaceuticals) or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

Our response

On pages 16 and 17 of the Annual Report 2009, we describe our clinical development pipeline without distinguishing between significant projects and projects that we do not deem significant.

In the Annual Report 2009 we provide, and in our annual reports in the future we will provide, detailed information regarding our clinical development pipeline, including specific product candidates, phases of development and intended therapeutic areas. We also disclose major events and results of studies and, when we believe we have a reasonable basis upon which to make such an assessment, our expectations as to when US, EU or other regulatory filings might be made.

You requested that we disclose the research and development costs incurred during each period presented and total costs incurred to date. We have disclosed research and development costs per operating segment for the years presented (inter alia, included in the Annual Report 2009 in our Segment information on page 62 and 63 in the Notes to the Consolidated Financial Statements). We confirm that R&D spend for each individual project identified on pages 16-17 of the 2009 Annual Report was immaterial to the Group’s total R&D spend during the periods presented and, therefore, the addition of such disclosure would not provide investors with material information. We will provide additional disclosure to the effect that in our experience across our portfolio of development programs, approximately 75% of research and development expenditure is spent on clinical trial activities and approximately 25% is spent on research activities.

In addition, you requested that we disclose, for each identified project, (1) the nature, timing and estimated costs of the efforts necessary to complete the project; (2) the anticipated completion dates; (3) (A) the risks and uncertainties associated with completing development on schedule and (B) the consequences to operations, financial position and liquidity if the project is not completed timely; and (4) the period in which material net cash inflows from significant projects are expected to commence.

For the reasons stated below, we do not believe that we are in a position to provide the disclosure requested in (1), (2), (3)(B) and (4) and, in the case of 3(A), we believe we provide such disclosure on a global level in the risk factor Bringing new products to market and Regulatory approval on page 41 of the 2009 Annual Report, incorporated by reference into the 2009 Form 20-F.

The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must next be accepted by the FDA, the European Medicines Agency and similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial amounts of time and money. Furthermore the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially. In short, we cannot accurately predict the nature, timing and estimated costs of the efforts necessary to complete any particular project, the anticipated completion dates; the consequences to operations, financial position and liquidity if the project is not completed timely; or the period in which material net cash inflows from significant projects are expected to commence, and we believe that the reasons we cannot do so are comprehensively described in the risk factor Bringing new products to market and Regulatory approval on page 41 of the 2009 Annual Report, incorporated by reference into the 2009 Form 20-F.

However, in our 2010 Annual Report and future Annual Reports we will revise our description of the R&D risks described in the Risk management section to further elaborate on the risks and uncertainties associated with our development activities as described above. This description will be clearly cross referenced in Item 5.C of our 2010 Form 20-F filing and future filings by including the following disclosure:

As described in the “Risk management” section on page xx-xx of the 2010 Annual Report, our drug development efforts are subject to the risks and uncertainties inherent in any new drug development program.

Clinical testing of pharmaceutical products is a long, expensive and uncertain process, and the failure or delay of a clinical trial can occur at any stage. The likelihood that any of our development compounds will be launched as a product in any particular market at any particular time is subject to significant risks and uncertainties, both scientific and regulatory.

Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

See [cross refer to risk factor(s)].

Further, we will revise the R&D risk factors included in the Risk management section of our 2010 Form 20-F filing and future filings to further elaborate on the risks and uncertainties discussed above and to provide specific examples of the likelihood of, and causes for, failure or delay of product initiatives by including the following disclosure:

During each stage of the R&D process, which includes extensive preclinical and clinical trials, as well as burdensome regulatory approval processes, we may encounter serious obstacles which may delay our product initiatives and add substantial expense, or that cause us to abandon a product initiative altogether.

In our experience, there is less than 35% chance for a product candidate in Phase 1 or earlier of our R&D pipeline to ultimately being approved for marketing, while the chance for success is around 40% for Phase 2 product candidates and rises to around 70% for Phase 3, but there remains significant uncertainty regarding the timing and success of the regulatory approval process.

The reasons for delays or failure include, for instance, failure of the product candidate in preclinical studies; difficulties in setting up and conducting, or failure of, clinical trials; problems in completing formulation and other testing and work necessary to support an regulatory approval process; adverse reactions to the product candidate or indications of other safety concerns; insufficient clinical trial data to support the safety or efficacy of the product candidate; inability to manufacture, in a timely and cost-efficient manner, sufficient quantities of the product candidate for development or commercialization activities; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

III. Exhibit No. 14.1 Annual Report for the fiscal year ended December 31,
2009, Statement of cash flow, page 54

SEC Comment #3:

Please revise your disclosure to include a reconciliation of the amount of cash and cash equivalents to the equivalent items reported in the Balance sheet in accordance with paragraph 45 of IAS 7.

Our response

For the financial years ended December 31, 2009, December 31, 2008 and December 31, 2007, the reconciliation is as follows:

	2009	2008	2007
(DKK million)
Cash at bank and in hand	11,296	8,781	4,823
Current debt and financial instruments	-418	-1,334	-405
Adjustments for components not included in Cash and cash equivalents
Financial instruments	156	1,279	45
Short-term part of long-term debt	0	0	154
Cash and cash equivalents at the end of the year	11,034	8,726	4,617

In response to the Staff’s comment, we will disclose in our 2010 Annual Report and future filings a reconciliation of the amount of cash and cash equivalents to the equivalent items reported in our consolidated balance sheet. The reconciliation will be included in our 2010 Annual Report either as part of the Statement of Cash Flow or in the Notes to the 2010 Consolidated Financial Statements and hence be incorporated by reference into our Form 20-F for 2010.

IV. Notes to the Consolidated Financial Statements, 2 - Accounting Policies
Other Intangible Assets, page 59

SEC Comment #4:

Please tell us how your policy to commence amortization in the year in which the rights first generate sales complies with paragraph 97 of IAS 38. Please also tell us how your policy for capitalizing internally developed software and other IT development costs complies with paragraph 57 of IAS 38. Please revise your disclosure:
•	To clarify when amortization begins for internally developed software and costs relate to major IT projects; and
•	To describe the “recognition criteria” and how the criteria are applied for internally developed software and other IT development costs.

Our response

Under our accounting policy, amortization of internally developed software and costs relating to major IT projects commences in the year in which the rights first generate sales, i.e. after regulatory approval has been obtained. However, we believe that we can clarify this policy by stating that that “the amortization commences at the date when production of a commercial product relying upon the patents and licenses is started” as the rights themselves do not generate sales. Prior to that date, the intangible asset is tested for impairment at least annually, irrespective of whether any indication of impairment exists.

As regulatory approval is the point in time from which the intangible asset is available for use in the production of the product, it is management’s assessment that this complies with IAS 38, paragraph 97 that states that “…amortization shall begin when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.”

In response to the Staff’s comment we will revise our disclosure to clarify our accounting policy as follows:

“Other intangible assets
Patents and licences that include acquired patents and licences to in-process research and development projects are carried at historical cost less accumulated amortisation and any impairment loss. Amortisation is calculated using the straight-line method to allocate the cost of patents and licences over their estimated useful lives. The amortisation commences ~~in the year in which the rights first generate sales~~ at the date when production of a commercial product relying upon the patents and licenses is started.”

Regarding our policy for capitalizing internally developed software, we note that IAS 38 Intangible Assets, paragraph 57, states that “…an intangible asset arising from the development phase of an internal project shall be recognized if, and only if, an entity can demonstrate…” all the criteria listed. When considering the capitalization of internal development of computer software and other development costs related to major IT projects for internal use, we only capitalize the development costs if all of the criteria in IAS 38, paragraph 57, can be demonstrated.

Prior to initiating a major IT project for internal use, the technical feasibility is evaluated, a cost-benefit analysis is conducted, and it is documented that the project is economically viable and that sufficient resources are available. All project costs such as salaries of persons involved and other expenditure incurred in developing computer software are recorded in our Enterprise resource planning (“ERP”) system to measure reliably the cost of generating the intangible asset. If internally generated intangible assets qualify for recognition, only directly attributable costs are capitalized and the in-process intangible assets are tested for impairment at least annually, irrespective of whether any indication of impairment exists.

In accordance with the above, we respectfully submit that our accounting policy for capitalizing internally developed software and other IT development costs complies with paragraph 57 of IAS 38. However, in response to the Staff’s comment and as we expect the capitalization of internally developed computer software to increase in the coming years, we will revise our disclosure in the 2010 Annual Report and future filings to clarify our accounting policy as follows:

“Internal development of computer software and other development costs related to major IT projects for internal use that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognised as intangible assets under Other intangible assets if certain recognition criteria are met; The computer software has to be a significant business system and the expenditure will lead to the creation of a durable asset.

When assessing whether an internally generated intangible asset qualifies for recognition it is required that the related internal development project is at a sufficiently advanced stage and that the project is economically viable. Amortization is provided under the straight-line method over the estimated useful life of 3-10 years. The amortisation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management.”

V. 3 - Segment Information, page 62

SEC Comment #5:

The table on the bottom of page 19 shows the amount of sales for products within the modern insulins category NovoRapid, NovoMix and Levemir. Please revise your disclosure herein to include the amount of sales for each product recorded within modern insulins in accordance with paragraph 32 of IFRS 8.

Our response

In the full-year 2009 Company Announcement published on 2 February 2010, the amount of sales for each product recorded within modern insulins was disclosed as follows:

The diabetes care segment	Sales 2009 DKK million	Growth as reported

Modern insulins	21,471	24%
- NovoRapid®	9,749	25%
- NovoMix®	6,499	15%
- Levemir®	5,223	36%

In response to the Staff’s comment, we will disclose in the 2010 Annual Report and in future filings a presentation of sales for each product recorded within modern insulins. The split will be included in our 2010 Annual Report in our Segment Information in the Notes to the Consolidated Financial Statements and hence be incorporated by reference into our 2010 Form 20-F.

SEC Comment #6:

Please revise your disclosure to break out sales attributed to your country of domicile and, if material, by individual foreign country in accordance with paragraph 33 of IFRS 8.

Our response

In a footnote to our Segment Information on pages 62-63 of the Annual Report 2009, we have stated that the Company’s country of domicile is Denmark which is included in the Europe geographic segment. It is our view that Denmark is immaterial in relation to the Company’s activities in terms of geographical size, diabetes care and biopharmaceuticals market size. To substantiate this viewpoint, we refer to our Performance highlights table on pages 14-15 of the Annual Report 2009, where it is disclosed that 99.2% of total sales relate to sales outside Denmark. IAS 1 Presentation of Financial Statements, paragraph 31, states that “An entity need not provide a specific disclosure required by an IFRS if the information is not material.”

Hence, it is management’s assessment that disclosure about sales attributed to Denmark as our country of domicile is not material. In addition, we respectfully submit to the Staff that this disclosure is not specifically called for in Form 20-F.

The same judgment has been applied when considering the requirements in IFRS 8 Segment reporting, paragraph 33, which state that “…if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.” Sales from external customers attributed to the US are collectively the most material to the Company and together with Japan the only two countries where sales in each country contribute more than 10% of our total sales. However, as sales to the US and Japan represent more than 90% of revenue in the respective geographic segments, i.e. region North America and region Japan & Oceania respectively, it is Management’s judgment that the current disclosure is adequate as further break down of the disclosure would not provide additional material or useful information.

In addition, it should be mentioned that the current disclosure in the Annual Report with four geographical segments is reported in a manner consistent with the internal reporting on geographical information provided to Executive Management and the Board of Directors of Novo Nordisk, in conformity with the principles of IFRS 8.

* * * *

Finally, as requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, you are welcome to call me at +45 4442 3295 or Lars Green, Senior Vice President of Corporate Finance at +45 4442 7974.

Yours sincerely,

/s/ Jesper Brandgaard
Executive Vice President and
Chief Financial Officer

Cc:
Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk
Mr. Kurt Anker Nielsen, Chairman of the Audit Committee, Novo Nordisk